FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Attached is the substance of the releases by Sappi Limited on September 29, 2008 and October 2, 2008.

Sappi Limited
(Reg No 1936/008963/06) (Incorporated in the Republic of South Africa) JSE Share Code : SAP ISIN Code : ZAE000006284 (“Sappi”)

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There will be no public offering of any securities in the United States. This document is not for distribution in the United States, Japan, Australia or Canada.

PROPOSED ACQUISITION BY SAPPI OF M-REAL CORPORATION’S (“M-real”) COATED GRAPHIC PAPER BUSINESS

1.	Introduction

Sappi, a leading producer of coated fine paper and chemical cellulose, hereby announces that it has entered into an agreement to acquire the coated graphic paper business of M-real (the “Acquisition”), as outlined in section 2, for Euro 750 million (US$ 1,1 billion; R 8,9 billion) (the “Purchase Consideration”). The Acquisition will be financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor note.

M-real has announced plans to discontinue the production of coated woodfree paper at its Hallein and Gohrsmühle mills, located in Austria and Germany respectively (approximately 0.6 million tons of capacity per annum).

2.	Description of acquisition

Sappi is acquiring the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated graphic paper business (other than in respect of M-real’s South African business) of M-real, a Finnish-domiciled company listed on the OMX Nordic Exchange, Helsinki and a leading producer of paperboard and paper. The business is Europe’s third and fourth largest coated woodfree and coated magazine paper producer respectively and in 2007 it generated revenues of Euro 1,333 million. The Acquisition also includes the purchase of the following assets:

i.	Four graphic paper mills with a total production capacity of 1,9 million tons per annum, namely:
-	the Kirkniemi Mill in Finland which has an annual paper capacity of 740,000 tons;
-	the Kangas Mill in Finland which has an annual paper capacity of 210,000 tons;

-	the Stockstadt Mill in Germany which has an annual paper capacity of 420,000 tons, via the acquisition of 100% of the share capital of M-real Stockstadt GmbH; and
-	the Biberist Mill in Switzerland which has an annual paper capacity of 505,000 tons, via the acquisition of 100% of the share capital of M-real Biberist AG.

ii.	All of the shares in CN Papiervertriebs GmbH in Germany.

(together the “Acquisition Assets”)

As part of the Acquisition, Sappi has also entered into the following arrangements:

i.	Long term supply agreements for pulp and other services with M-real and a long term wood supply agreement with Metsäliitto.

ii.	Transitional supply agreements with M-real for the output of Husum Mill PM8, located in Sweden, and Äänekoski Mill PM2, located in Finland, which will both remain under M-real’s ownership.

3.	Transaction rationale

The Acquisition meets Sappi's strategic and financial criteria for acquisitions as it enhances Sappi’s global presence, provides an opportunity to increase Sappi’s customer base, improves Sappi’s strategic flexibility in regards to capacity utilization, increases the range of products offered and provides anticipated growth and cost synergies. Sappi also expects benefits from increased profitability and returns and improved cash flows for the group.

The Acquisition allows Sappi to strengthen its competitive position in the coated graphic paper industry in Europe and globally. The Acquisition has been identified as a good fit with the Sappi coated graphic paper business. Sappi’s European production capacity is expected to increase from 2.6 million tons per annum to 4.5 million tons per annum. The Acquisition Assets will enhance Sappi’s position in the market by expanding its geographical footprint in Europe to include Finland and Switzerland. Through this acquisition Sappi would significantly increase its exposure to coated magazine paper and as a result the combined group would be the largest coated fine paper company in Europe with strong positions in both coated woodfree and coated magazine grades.

In addition, the Acquisition adds to Sappi’s product range a number of well known brands which will complement Sappi’s existing products and provide access to an enlarged customer base.

Furthermore, the integration of the Acquisition with the existing Sappi operations is expected to strengthen the profitability of Sappi's European operations through increased coated graphic paper production, benefiting from the economies of scale and the ability to optimise production and maximize capacity utilisation. Other expected annual synergies coming from distribution, the integration of sales and administration, and the rationalization of manufacturing across the Sappi group will further enhance the performance of Sappi’s European business.

Sappi estimates total annual synergies of approximately Euro 120 million from the Acquisition which should be realisable in full within three years and without material capital investments. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such nor relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the financial year ended 30 September 2008 or beyond.  This synergy estimate has not been included in the pro forma financial effects referred to in section 6 below. The reporting of the synergy estimate complies with the accounting policies of Sappi.

4.	Purchase consideration

The proposed Purchase Consideration for the Acquisition is based on the cash and debt free enterprise value of the Acquisition Assets of Euro 750 million.  The Purchase Consideration will be adjusted by the deduction of net debt and an adjustment for the difference between the target working capital and the actual working capital at closing. The Purchase Consideration will consist of Euro 50 million of newly issued ordinary Sappi shares (the “Settlement Shares”), assumed debt of at least Euro 50 million, Euro 400 million of cash paid out of the proceeds from a rights offering of Euro 450 million, and the balance a vendor note of a maximum of Euro 250 million.  The Settlement Shares will be listed on the JSE. The price at which each Settlement Share will be issued is  Euro 7.16  (R82.39) per share, which was determined based on the volume weighted average share price of Sappi shares on the JSE during the 30 trading days prior to the date of this announcement and the average Euro / Rand daily exchange rate for the same period.

The vendor note will be issued by a Sappi subsidiary to M-real and will be guaranteed by Sappi and certain of its subsidiaries.  It will be repaid over a period of 48 months with an interest rate of 9% that steps up after 6 months to 12% and steps up after 12 months to 14% and again after 18 months to 15%.

Sappi does not expect the Acquisition to affect its Ba2/BB credit ratings.

The Acquisition will close on the closing of the rights offering. The effective date for the Acquisition will be the date on which it closes.

5.	Conditions precedent

The Acquisition is subject to the fulfilment of a number of conditions precedent including; inter alia,
•	the Sappi shareholders, in general meeting, passing the resolutions necessary to effect the Acquisition and the financing of the Acquisition;
•	relevant anti-trust and competition authority approvals;
•	obtaining other regulatory approvals necessary for implementing the Acquisition and the financing of the Acquisition;
•	approval of the JSE for the listing of the Settlement Shares on the JSE; and,
•	the rights offering having closed and settled in accordance with its terms.

The Acquisition will lapse if the conditions precedent have not been fulfilled or waived by 30 April 2009 or if a rights offering has not been announced by 30 April 2009 or made by 30 June 2009.

6.	Pro forma financial effects of the acquisition on Sappi

The unaudited pro forma financial effects set out below have been prepared to assist Shareholders to assess the impact of the Acquisition and financing thereof on the EPS, HEPS, NAV and TNAV per share of Sappi. These pro forma financial effects illustrate how the Acquisition might affect the reported financial information of Sappi if the completion date of the Acquisiton had occurred on 30 June 2008 for balance sheet purposes and on 1 October 2006 (for the twelve months ended September 2007) and 1 October 2007 (for the nine months ended 30 June 2008) for income statement purposes.

The pro forma financial effects have been prepared in accordance with the Listings Requirements of the JSE and the Guide on Pro Forma Financial Information issued by The South African Institute of Chartered Accountants. These unaudited pro forma financial effects are the responsibility of the Board and are provided for illustrative purposes only. The material assumptions on which the pro forma financial effects are based are set out in the notes following the table.

Pro forma information as at 30 June 2008
	Sappi as reported as at 30 June 2008	Pro Forma as at 30 June 2008

	US$	US$
Net asset value per share	7.29	8.04
Net tangible asset value per share	7.25	7.53
Ordinary shares in issue (millions)	229.1	302.1
Weighted average number of ordinary shares in issue (millions)	228.7	301.7

Pro forma information for the nine months ended June 2008
	Sappi as reported for nine months ended June 2008	Pro Forma for the nine months ended June 2008
	US cents	US cents
Earnings per share	59	62
Headline earnings per share	58	18
Ordinary shares in issue (millions)	229.1	302.1
Weighted average number of ordinary shares in issue (millions)	228.7	301.7

Pro-forma information for the twelve months ended September 2007
	Sappi as reported for twelve months ended September 2007	Pro Forma for the twelve months ended September 2007
	US cents	US cents
Earnings per share	89	98
Headline earnings per share	82	51
Ordinary shares in issue (millions)	228.5	301.5
Weighted average number of ordinary shares in issue (millions)	227.8	300.8

Notes and assumptions

1.   The pro forma financial effects reflect the Acquisition and related financing as outlined in section 4.

2.   The number of shares in issue and the weighted average number of shares have been adjusted by 73 million shares representing the number of shares to be issued as consideration for the Acquired Assets and the proposed rights offering of Euro 450 million. The number of Settlement Shares has been determined by reference to the volume weighted average share price of Sappi shares on the JSE during the 30 trading days prior to the date of this announcement. The number of rights offering shares was calculated using the Sappi closing share price at 26 September 2008 of R81.50. The actual number of shares issued will be based on the relevant variable components of the financing and of the relevant agreements and, accordingly, the number of shares will change.

3.   The pro forma financial effects exclude:
•	anticipated synergies from the Acquisition; and
•	movements in the US Dollar / Euro exchange rate.

4.   Financial information for the Acquired Assets has been extracted from the financial statements for the Acquired Assets provided to Sappi by M-real.  These financial statements have been prepared on a full carve-out basis in accordance with IFRS as issued by the IASB and are presented in Euros.  Such financial information has been converted from Euros to US Dollars for the income statement, using the average exchange rate for the year ended 31 December 2007 of EUR1 to US$1.3755, the three months ended 31 December 2007 of EUR1 to US$1.4556, for the six months ended June 2008 of EUR1 to US$1.5315 and for the balance sheet as at 30 June 2008 using the period end rate of EUR1 to US$1.5795.

5.    The allocation of the Purchase Consideration reflected in the pro forma financial effects is preliminary based on estimated fair values and the estimated Purchase Consideration.  It will eventually be adjusted based on a complete assessment of the fair value of the net Assets Acquired and the final Purchase Consideration. The final Purchase Consideration allocation is dependent on, among other things, the finalisation of asset and liability valuations. Any final adjustment will change the allocations of the Purchase Consideration, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the pro forma financial effects, including a change to goodwill.

6.    The pro forma financial effects are presented for information purposes only, and do not purport to represent what Sappi’s actual results of operations or financial condition would have been had the Acquisition and financing occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial condition.

7.    The pro forma headline earnings per share for the nine months ended June 2008 and the twelve months ended September 2007 exclude a net asset impairment reversal of EUR 111 million recorded by M-real. The impact thereof for the nine months ended June 2008 and the twelve months ended September 2007 is 51 US cents and 54 US cents respectively.

7.    Shareholder support

Allan Gray Limited and RMB Asset Management (Proprietary) Limited which both currently act as investment managers for clients holding, in aggregate, approximately 34% of Sappi's issued ordinary shares, have agreed to vote the shares over which they have voting rights (representing, in aggregate, approximately 10% of Sappi’s issued ordinary shares) in favour of the resolutions required to implement the Acquisition and the financing of the Acquisition and to recommend to their clients having the voting rights over the remaining shares (representing, in aggregate, approximately 24% of Sappi’s issued ordinary shares) to vote in favour of such resolutions.

8.     Further announcements

Sappi shareholders will be notified of progress in the fulfilment of the conditions precedent.

9.    Category 1 Circular

The Acquisition will be a Category 1 transaction in terms of the JSE’s Listings Requirements.  Accordingly, a circular to Sappi shareholders containing, inter alia, all information pertaining to the Acquisition, as is required in terms of the JSE’s Listings Requirements, and a Notice of General Meeting containing all resolutions proposed to be passed by Sappi shareholders is expected to be posted to shareholders on or about 7 October 2008.

10.   Forward looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).  Such risks, uncertainties and factors include, but are not limited to, the risk that the Acquired Business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the ability to obtain governmental or regulatory approvals of the Acquisition on the proposed terms and schedule, the failure of shareholders of Sappi to approve the Acquisition or the related financings,  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, Acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations.  The company undertakes no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise. Morgan Stanley & Co. Ltd in conjunction with one or more of its affiliates (“Morgan Stanley”) is acting for Sappi in connection with this Acquisition and no one else and will not be responsible to anyone other than Sappi for providing the protections offered to clients of Morgan Stanley nor for providing advice in relation to this Acquisition.

Johannesburg

29 September, 2008

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There will be no public offering of any securities in the United States. This document is not for distribution in the United States, Japan, Australia or Canada.

SAP - Sappi Limited - ERRATA IN CONDITIONS PRECEDENT SECTION OF ANNOUNCEMENT PUBLISHED ON SENS AND IN THE SOUTH AFRICAN PRESS
Sappi Limited
(Reg No 1936/008963/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: SAP
ISIN Code: ZAE000006284
("Sappi")

ERRATA IN CONDITIONS PRECEDENT SECTION OF ANNOUNCEMENT PUBLISHED ON SENS AND IN THE SOUTH AFRICAN PRESS

Shareholders of Sappi are referred to the Conditions Precedent from the announcement regarding the Proposed Acquisition by Sappi of M-real Corporation's coated graphic paper business published on SENS dated 29 September 2008, the Business Day dated 01 October 2008 and the Beeld dated 01 October 2008, wherein the dates whereby the Acquisition will lapse were erroneously stated. Accordingly, shareholders are advised to disregard the previous statement and note that the Acquisition will automatically lapse if the rights offering has not been announced by 28 February 2009 or, if announced by that time, if it has not closed and settled by 30 April 2009.
Johannesburg
2 October 2008
Sponsor
UBS South Africa (Pty) Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 29, 2008

SAPPI LIMITED

By:	/s/ D.J. O’Connor
Name: D.J. O’Connor
Title: Group Secretary